082-35029

Westfield

[redacted]

08003001

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776

June 2, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 082-35029

Enclosed is a copy of a Notice of Change of Interests of Substantial Holder regarding the Westfield Group. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of this document, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Ms. Elizabeth P. Satterthwaite
Title: Senior Vice President & Assistant Secretary

Enclosures

dlw
6/4

Form 604

82-35029

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

RECEIVED
2008 JUN -3 P 9:22
FICE OF INTERNATIONAL CORPORATE FINANCE

To	**Westfield Group (WDC)**
ACN/ARSN	**001 671 496**

1. Details of substantial holder

Name	**Barclays Group** lodged by Barclays Global Investors Australia Limited
ABN	**33 001 804 566** (Barclays Global Investors Australia Limited)

There was a change in the interests of the substantial holder on	23 May 2008
The previous notice was given to the company on	02 October 2007
The previous notice was dated	02 October 2007

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
	Person's votes	Voting power	Person's votes	Voting power
Ordinary	97,541,941	5.05%	118,042,076	6.06%

3. Changes in relevant interests

Particulars of each change in, or change on the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities Affected	Person's votes affected
23/05/08	Barclays Group	Increase in voting power	Average price $17.77	Ordinary 20,500,135	1.01%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Nature of relevant interest	Class and number of securities	Person's votes
Barclays Group	JP Morgan & other custodians – See Annexure "A"	Annexure "A"	118,042,076	6.06%

5. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 43, 225 George Street, Sydney NSW 2000

Signature

Director/ Secretary
Barclays Global Investors Australia

30 May 2008
Date

This is "Annexure A" of 1 page referred to in Form 604 Notice of change of interests of substantial holder

Relevant interest in Westfield Group ("WDC") held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	COMPANY	HOLDING	%
WDC	Westfield Group	Barclays Global Investors Japan Ltd	3,594,065	0.18
WDC	Westfield Group	Barclays Bank (Suisse) SA	68	-
WDC	Westfield Group	Barclays Global Investors Ltd	9,456,049	0.49
WDC	Westfield Group	Barclays Global Investors Ltd	6,473,330	0.33
WDC	Westfield Group	Barclays Life Assurance Co Ltd	510,475	0.03
WDC	Westfield Group	Barclays Bank PLC - France	16,519	-
WDC	Westfield Group	Barclays Bank Trust Company Ltd	62,352	-
WDC	Westfield Group	Barclays Global Investors (Deutschland) AG	123,813	0.01
WDC	Westfield Group	Barclays Global Investors, N.A.	21,970,376	1.13
WDC	Westfield Group	Barclays Global Fund Advisors	15,163,063	0.78
WDC	Westfield Group	Barclays Capital Securities Ltd	2,804,818	0.14
WDC	Westfield Group	Barclays Global Investors Canada Ltd	161,433	0.01
WDC	Westfield Group	Barclays Global Investors Australia Ltd	57,705,715	2.96
			118,042,076	**6.06**

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in WDC as custodian and for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in WDC was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in WDC.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

Director/ Secretary
Barclays Global Investors Australia

30 May 2008
Date

END